U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

                           Annual Report on Form 10-K
                   For the fiscal year ended December 31,1999

PART I - Registrant Information

Full name of registrant: Cash America International, Inc.

Address of Principal Executive Office: 1600 West 7th Street

City, State and Zip Code: Fort Worth, Texas 76102

PART II - Rules 12b-25(b) and (c)

The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III - Narrative

The Annual Report on Form 10-K for the year ended December 31,1999 could not be filed within the prescribed period due to the destruction of the Registrant's principal executive offices by virtue of a tornado that struck downtown Fort Worth Texas on the evening of March 28, 1999, which rendered the Registrant's principal executive offices inoperable and inaccessible.

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PART IV - Other Information

Name and telephone number of person to contact in regard to this notification

    Thomas A. Bessant, Jr., Executive Vice President and Chief Financial Officer

    Telephone: (817) 335-1100

All other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 have been filed.

It is not anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement included in the subject report.

Cash America International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date :  March 29, 2000                          By: /s/ Thomas S. Bessant, Jr.
                                                --------------------------------
                                                Executive Vice President and
                                                Chief Financial Officer